Huifeng Bio-Pharmaceutical Technology Inc.
16B/F Ruixin Bldg., No 25 Gaoxin Road
Xi’an 71005 Shaanxi Province, China

February 28, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C.  20549

Re:	Huifeng Bio-Pharmaceutical Technology Inc. Form 10-K for Fiscal Year Ended December 31, 2009 Filed April 15, 2010 Form 10-Q for the Period Ended September 30, 2010 File No. 000-32253

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Huifeng Bio-Pharmaceutical Technology Inc. (the “Company”) dated February 11, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Item 1.  Business
Item 10.  Directors, Executive Officers, and Corporate Governance
Biographies of Officers and Directors, page 21
Item 11.  Executive Compensation, page 22

Staff Comment 1. Please refer to your response to Comments 3 and 4.  In your next supplemental response, please provide proposed disclosure to be included in an amendment to your Form 10-K for the fiscal year ended December 31, 2009 that
•	describes the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director, as required under Item 401(e) of Regulation S-K; and
•	provides the executive compensation disclosure required by Item 402(n) through (q) of Regulation S-K.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 28, 2011

Response:

We will amend our 10-K as follows to disclose the specific experience, qualifications, attributes and skills that make each of our directors qualified as a director of the Company:

Dr. Xiaoli Sun

Dr. Sun has served as an independent director since 2010. Dr. Sun has been a professor of Chemistry and the director of the Chemistry Department of The Fourth Military Medical University.  Dr. Sun is also a director of the Shaanxi Province Chemistry Institute.  Dr. Sun received her Bachelor’s degree in chemistry from the University of Jilin in Jilin Province in 1980.  She received a Master’s degree in organic synthesis from Northwest University in Shaanxi Province and received her Ph.D. in pharmacology from The Fourth Military Medical University. Dr. Sun was elected as our director because of her more than thirty years’ experience in medical research specializing in cardiovascular and cerebrovascular diseases and chiral technology.

Mr. John Zhang

Mr. Zhang has served as an independent director since 2010. Mr. Zhang has served as the CEO of JC Global Capital Partners LLC, a boutique financial consulting firm in Shanghai that specializes in cross-border capital market transactions. From September 2003 to August 2006, Mr. Zhang served as a Managing Director of FirsTrust Group, a U.S. merchant bank headquartered in Atlanta, GA. Prior to that, he held senior positions with two other US companies, ASI Computer Technology Inc. and CTX International. Mr. Zhang received his Bachelor of Science from The University of Alabama in Huntsville in 1993 and his MBA from Goizueta Business School of Emory University in 2002. Mr. Zhang was elected as our director because he has a decade of experience in banking, finance, business consulting and business development.   Over the past eight years, he has provided financial consulting services to a number of publicly traded Chinese companies.

Mr. Chikeung Lui

Mr. Lui has served as an independent director since 2010. Mr. Lui has served as the CEO of Porcheers Consultants Limited, a consulting company advising corporations on internal controls public listing, mergers and acquisitions, and corporate planning and investment  Mr. Lui currently also serves as an independent director of SinoHub, Inc. since 2010, a company quoted on the New York Stock Exchange Amex. From 2004 to June 2006, Mr. Lui was the Director and CFO of China Digital Media Corporation, a company quoted on the OTCBB. Mr. Lui graduated from Baptist University with Business Management major. Mr. Lui received an MBA from the University of East Asia in Macau. Mr. Lui was elected as our director because of his more than thirty years’ experience in banking, finance, information technology, and business and investment consulting.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 28, 2011

Ms. Angela Aichun Li resigned as a director on May 6, 2010. Therefore, her biography will not be included in the amended 10-K.

The following disclosure on the executive compensation will be added in our amended 10-K:

							Nonqualified
						Non-Equity	Deferred
	Fiscal	Annual		Stock	Option	Incentive Plan	Compensation	All other
Name and Principal Position	Year	Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Jingan Wang	2009	$4,912	$-	$-	$-	$-	$-	$-	$4,912
Chief Executive Officer	2008	$4,826	$-	$-	$-	$-	$-	$-	$4,826

Sanding Tao	2009	$3,508	$-	$-	$-	$-	$-	$-	$3,508
Chief Financial Officer	2008	$3,447	$-	$-	$-	$-	$-	$-	$3,447

Xinwen, Hou*	2009	$7,020	$-	$-	$-	$-	$-	$-	$7,020
Secretary	2008	$6,894	$-	$-	$-	$-	$-	$-	$6,894

Outstanding Equity Awards at Fiscal Year End

We have not granted any equity awards or stock options to our executive officers or directors from inception through the date hereof.

Xiaoli Sun, John Zhang and Chikeung  Lui have served as our independent director since February 2010. We will disclose their compensation information in our Annual Report on Form 10-K for the year ended December 31, 2010.

1. Summary of Significant Accounting Policies and Organization

(C) Principles of Consolidation, page F-7

Staff Comment 2.  Please refer to your response to comment five.  As it is unclear from your disclosure on page five that the contractual agreements were never consummated, please revise your disclosure to include the information provided in your response.

Response:

On September 25, 2008, the Company’s subsidiary Huifeng Bio-Technic entered into a series of exclusive contractual agreements with Xi’an Qinba Xintong Medical Limited (“Qinba”), a company organized under the laws of the PRC, and its registered shareholders, pursuant to which Huifeng Bio-Technic agreed to provide exclusive management consulting and other general business operation services to Qinba in exchange for service fees amounting to 70% of the total profits of Qinba. Each of the registered PRC shareholders of Qinba also entered into share pledge agreements and option agreements pursuant to which each shareholder pledged his respective equity interests in Qinba for the due performance of such Qinba’s obligations and granted Huifeng the option to acquire their shares of Qinba upon certain conditions and at a mutually agreed purchase price. In addition, the Qinba shareholders assigned to Huifeng Bio-Technic all of the voting rights of the Qinba shareholders. As part of this arrangement, Huifeng Bio-Technic agreed to provide an interest free loan totaling $291,792 (the “Loan”) to Qinba for working capital as follows: i) $72,948 upon execution of the foregoing agreements, ii) $72,948 after the completion of certain financial due diligence, and iii) $145,896 within three days after the completion of the audit of Qinba’s financial statements for the year ended December 31, 2008.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 28, 2011

Through the above contractual arrangements, Huifeng Bio-Technic would have become the primary beneficiary of Qinba and Qinba would have become a variable interest entity of the Company as defined under FIN 46R “Consolidation of Variable Interest Entities.” However, consummation of the contractual arrangement with Qinba was conditioned upon the requirement that the Company provide Qinba the full amount of the Loan.

In December 2010, Huifeng Bio-Technic was unable to make the required loan advances to Qinba and defaulted on its contractual arrangements . Thereafter, Huifeng Bio-Technic and Qinba agreed to terminate all of the above-described contracts and end their contractual relationship. As a result, Qinba never became a variable interest entity of the Company.

9. Income Tax, page F-15

Staff Comment 3.  Please refer to your response to our comment number six.  Please revise your disclosure to include the information provided in your response.

Response:

We will include the following disclosure in the amended 10-K:

Our U.S. parent company’s deferred tax assets at December 31, 2009 and 2008 consist of net operating loss carry forwards calculated using statutory effective tax rates.  Due to historical losses by the U.S. parent company, the Company determined that it is unlikely that it will be able to realize its net deferred tax assets. Consequently, the Company has provided a valuation allowance covering 100% of its net deferred tax assets.

As of December 31, 2009 and 2008, the Company had net operating loss carry forwards of $2,680,952 and $1,937,833, respectively for U.S. income tax purposes available for offset against future taxable U.S. income, which expire in 2020.  The net changes in the valuation allowance for 2009 and 2008 were $911,524 and $658,863, respectively.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 28, 2011

11. Convertible Notes Payable, page F-15

Staff Comment 4.                                Please refer to your response to our prior comment seven.  Your disclosure on page F-16 indicates that the warrants were valued using the Black Scholes method.  Since the Black Scholes model does not take into account the warrants’ down-round protection, please tell us the fair value of the warrants using another method such as the binomial or lattice pricing model at January 1, 2009 and each quarterly and annual balance sheet date subsequent thereto.

Response:

The table below summarizes the key inputs used to value the warrants outstanding for each period:

Date	12/31/2009	3/31/2010	6/30/2010	9/30/2010
Stock Price	0.93	0.92	0.65	0.63
Exerice Price	1.5	1.5	1.5	1.5
Term	1.00	0.75	0.50	0.25
Risk Free Rate	1.14%	1.02%	0.32%	0.27%
Volatility	102%	102%	102%	102%
# of Shares	50000 (1)	50,000	50,000	50,000

Date	12/31/2008	3/31/2009	6/30/2009	9/30/2009	12/31/2009	12/24/2009	12/31/2009	3/31/2010	6/30/2010	9/30/2010
Stock Price	0.26	0.22	0.15	0.50	0.93	0.99	0.93	0.92	0.65	0.63
Exerice Price	1.50	1.50	1.50	1.50	1.50	1.50	1.00	1.00	1.00	1.00
Term	2.00	1.75	1.50	1.25	1.00	1.02	2.00	1.75	1.50	1.25
Risk Free Rate	0.8%	0.8%	1.1%	1.0%	0.5%	0.5%	1.1%	1.0%	0.3%	0.3%
Volatility	93%	93%	93%	93%	93%	93%	102%	102%	102%	102%
# of Shares	500,000	500,000	500,000	500,000	500,000	500,000	450,000	450,000	450,000	450,000
Note (1): The terms of 50,000 outstanding warrants issued on December 31, 2007 were not modified on December 24, 2009

The Black Scholes method was used for the valuation of the warrants outstanding for the following reasons:

1.	The warrant provisions, including anti-dilution protection, are all standard provisions;
2.	The terms of the warrants are less than two years;
3.	The change in the price of the Company’s underlying stock is not very volatile, close to 100%;
4.	The risk free rates are less than 1% for all periods except for the period ending December 31, 2009; and
5.	The Company did not have a significant number of shares outstanding for all periods under analysis. The warrant shares outstanding were equal to 500,000.

Based on the above observations, the Company determined that the values determined under the Black Scholes method are good approximations of the intrinsic value of the warrants for each period. The Company doesn’t expect any material impact of using the binomial or lattice models for the valuation of its warrants outstanding because of the characteristics mentioned above.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 28, 2011

Staff Comment 5.  It is our understanding that during the course of addressing the Staff’s comments, the company determined that they need to restate their financial statements for the year ended December 31, 2009 and the nine months ended September 30, 2010, because they did not properly account for the 2009 amendment of the company’s promissory notes as an extinguishment of debt.  Please provide your analysis of your accounting for this transaction.  Additionally, please tell us when you intend to file the Item 4.02 Form 8-K announcing that the previously issued financial statements should no longer be relied upon because of an error in such financial statements.  Refer to Section B to the General Instructions to Form 8-K, which require that the 8-K be filed within four business days after such a determination is made.

Response:

It was not until February 15, 2011, that the Board of Directors, based on the recommendation of the Audit Committee and in consultation with management, concluded that, because of inadvertent errors identified in the Company's previously issued financial statements for the fiscal year ended December 31, 2009 and the first three fiscal quarters of 2010, the Company would restate its previously issued financial statements, including the quarterly data for fiscal years 2010 and its selected financial data for the relevant periods.

On February 17, 2011, two days after the Board of Directors reached the conclusion that it was necessary to restate its financial statements, the Company filed a current report on Form 8-K with the SEC, announcing that the previously issued financial statements should no longer be relied upon due to the errors identified.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 28, 2011

Analysis of the amendment of the Company’s convertible notes was performed as follows:

Renewal Date	12/24/2009
Maturity Date	6/30/2011
Principal	1,800,000
Annual Interest Rate	10%
Days in a Year	360

Date_Beginning	12/24/2009	1/1/2010	2/1/2010	3/1/2010	4/1/2010	5/1/2010	6/1/2010	7/1/2010	8/1/2010	9/1/2010	10/1/2010	11/1/2010	12/1/2010	1/1/2011	2/1/2011	3/1/2011	4/1/2011	5/1/2011	6/1/2011
Date_Ending	12/31/2009	1/31/2010	2/28/2010	3/31/2010	4/30/2010	5/31/2010	6/30/2010	7/31/2010	8/31/2010	9/30/2010	10/31/2010	11/30/2010	12/31/2010	1/31/2011	2/28/2011	3/31/2011	4/30/2011	5/31/2011	6/30/2011
Toggle	1	-	-	1	-	-	1	-	-	1	-	-	1	-	-	1	-	-	1
Days	8	31	28	31	30	31	30	31	31	30	31	30	31	31	28	31	30	31	30
Months	-	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Principal Repayment %		0	0	0	2.5%	2.5%	2.5%	4.0%	4.0%	4.0%	6.0%	6.0%	6.0%	8.0%	8.0%	8.0%	12.0%	12.0%	14.5%
Principal_Beginning		1,800,000	1,800,000	1,800,000	1,800,000	1,755,000	1,710,000	1,665,000	1,593,000	1,521,000	1,449,000	1,341,000	1,233,000	1,125,000	981,000	837,000	693,000	477,000	261,000
Principal Repayment		-	-	-	45,000	45,000	45,000	72,000	72,000	72,000	108,000	108,000	108,000	144,000	144,000	144,000	216,000	216,000	261,000
Interest Accrued_Current	4,000	15,500	14,000	15,500	15,000	15,113	14,250	14,338	13,718	12,675	12,478	11,175	10,618	9,688	7,630	7,208	5,775	4,108	2,175
Interest Paid		-	-	-	-	-	49,000	-	-	44,363	-	-	40,730	-	-	34,270	-	-	36,583
Principal_Ending	1,800,000	1,800,000	1,800,000	1,800,000	1,755,000	1,710,000	1,665,000	1,593,000	1,521,000	1,449,000	1,341,000	1,233,000	1,125,000	981,000	837,000	693,000	477,000	261,000	-

Cash Flow		-	-	-	45,000	45,000	94,000	72,000	72,000	116,363	108,000	108,000	148,730	144,000	144,000	178,270	216,000	216,000	297,583
Discounted CF	0.83%	-	-	-	43,531	43,171	89,434	67,937	67,375	107,988	99,399	98,578	134,632	129,273	128,205	157,404	189,142	187,579	256,291
Fair Value	1,799,939
Issurance Date	12/31/2007
Maturity Date	12/31/2009
Principal	1,800,000
Annual Interest Rate	10%
Days in a Year	360

Date_Beginning		12/24/2009
Date_Ending	12/24/2009	12/31/2009
Toggle	1	1
Days		8
Months	-	1
Principal Repayment %		-
Principal_Beginning		1,800,000
Principal Repayment		-
Interest Accrued		32,166
Interest Paid		381,400
Principal_Ending	1,800,000	1,800,000

Cash Flow		1,832,166
Discounted CF	0.03%	1,828,100
Fair Value	1,828,100

	$	%
Change in FV of Convertible Notes	(28,161)	-2%
Change in FV of Conversion Option	1,091,279	60%
Total Change	1,063,118	58%

BS Model	New	Old
Date	12/24/2009	12/24/2009
S	0.99	0.99
X	0.8	1.0
T	1.52	0.02
r	1.00%	0.02%
v	102.4%	102.4%

d1	0.8114	0.0001
d2	(0.4492)	(0.1417)

call value	0.53	0.05
Conversion Options	2,250,000	1,800,000

FV of Conversion Feature	1,183,787	92,508

The Company performed a complete assessment in accordance with ASC 470-50 “Modification and Extinguishments” and ASC 405-20 “Extinguishment of Liabilities”, and determined, by applying the 10% cash flow test, that the original and new convertible notes were substantially different and that as a result the modification of the convertible promissory notes should have been treated as an extinguishment of debt.

Item 9A)(T).  Controls and Procedures
Management’s Annual Report on Internal Control over Financial Reporting, page 20

Staff Comment 6.                                Please refer to your response to our prior comment number eight where you state that the CFO and the Accounting Manager have over five years of experience of preparing financial statements under U.S. GAAP.  Please elaborate on this statement by providing additional detail that substantiates these individuals experience in preparing financial statements under U.S. GAAP and the extent to which they received their accounting training and education in the United States.

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
February 28, 2011

Response:

The Company’s common stock has been quoted on the OCTBB since 2004 and since 2004, the Company’s CFO and Accounting Manager have been responsible for preparing the Company’s financial statements under U.S. GAAP. The experience they have accumulated in preparing financial statements under U.S. GAAP arises from their responsibilities during this period. They have not obtained any education or training related to U.S. GAAP in the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Alisande Rozynko of the Crone Law Group, company counsel, at (415) 955-8900.

Sincerely, /s/ Jing’An Wang Jing’An Wang

Enclosures
CC:	Alisande Rozynko The Crone Law Group